August 6, 2021

BY EDGAR

Jeffrey Lewis
Office of Real Estate and Construction
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:	NexPoint Real Estate Finance, Inc.

Form 10-K for the fiscal year ended December 31, 2020

Filed February 25, 2021

Form 10-Q for the quarterly period ended March 31, 2021

Filed April 30, 2021

File No. 001-39210

Ladies and Gentlemen:

On behalf of NexPoint Real Estate Finance, Inc. (the “Company”), we are responding to the comment of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) contained in its letter dated July 28, 2021. For ease of reference, the text of the Staff’s comment is included in bold-face type below, followed by the Company’s response. Except as otherwise provided, page references included in the body of the Company’s response are to the Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2021 (the “10-Q”).

Form 10-Q for the quarterly period ended March 31, 2021

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Core Earnings, page 28

1.

We note your disclosure of Core Earnings and Core Earnings per Diluted Weighted-Average Share. These non-GAAP measures include adjustments for various unrealized gains (losses) and loan loss provision. In light of these adjustments, please tell us how you determined it was appropriate to title these measures as Core Earnings and Core Earnings per Diluted Weighted-Average Share. Further, our understanding is that these measures are commonly used by mortgage REITs as an indicator of dividend paying ability. Please tell us if these measures are used by the registrant's management as an indicator of the registrant's dividend paying ability. If so, please revise your filing to disclose that purpose.

United States Securities and Exchange Commission
August 6, 2021

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it calculates “Core Earnings” consistently with peer companies in the commercial mortgage REIT (“mREIT”) industry, including adjustments for various unrealized gains (losses) and believes that it was appropriate to title such measures as Core Earnings and Core Earnings per Diluted Weighted-Average Share to assist investors and analysts in the mREIT industry in evaluating the performance of the Company.

While there is no mREIT industry definition of core earnings, companies commonly use the core earnings metric to depict current economic performance by excluding the impact of certain unrealized and/or non-cash items from GAAP net income (loss). These items, as described below, are not indicative of current operating performance as they involve significant estimates and judgments as to future events that may or may not materialize. Examples of these items include: (1) non-cash equity compensation, (2) unrealized gains (losses), including, for example, mark-to-market gains (losses) on securities and foreign exchange contracts, and (3) certain non-cash items, including, for example, a make-whole premium for the conversion of preferred stock of Jernigan Capital, Inc. (“JCAP”) to common stock of NexPoint Storage Partners, Inc. in connection with the closing of the acquisition of JCAP.

The Company defines “Core Earnings” as net income (loss) attributable to the common stockholders of the Company, computed in accordance with GAAP, including realized gains (losses) not otherwise included in net income (loss), excluding any unrealized gains (losses) or other similar non-cash items that are not included in net income (loss) for the applicable reporting period, regardless of whether such items are included in other comprehensive gains (loss), or in net income (loss) and adding back amortization of stock-based compensation.

For the Company, unrealized gains (losses) that are removed from Core Earnings generally include mark-to-market gains (losses) on CMBS, CMBS I/O Strips and a common stock investment. These unrealized gains (losses) do not represent the Company’s core business of earning interest from debt and other investments. Further, they are subject to substantial volatility and including these unrealized gains (losses) in Core Earnings would limit its usefulness as a metric to evaluate the Company’s current performance and to prepare guidance for future performance. For example, the CMBS market saw significant volatility during 2020, which we believe did not effect the Company’s core business performance. The Company’s core business does not include originating or buying CMBS investments to hold short-term for trading but rather the Company’s core business includes holding them long-term until maturity. As a result, it is our opinion that the near-term mark-to-mark movements in these investments is not indicative of the longer-term economic return to investors and, therefore, is not an appropriate component of Core Earnings.

Additionally, the Company believes it is important for management to present its estimates of future performance by providing earnings guidance to investors. Items such as unrealized gains (losses), stock compensation expenses and other non-cash items are difficult to estimate with any accuracy and can cause actual results to be materially different from published guidance. Using Core Earnings allows the Company to predict the Company’s core business performance with a higher degree of accuracy. Since the intent of the Company is not to sell CMBS investments prior to maturity in the normal course of business, it is our opinion that the short-term movements in fair value are not relevant to Core Earnings.

United States Securities and Exchange Commission
August 6, 2021

Further, the Company uses Core Earnings as a component of the management fee paid to NexPoint Real Estate Advisors VII, L.P. (the “Manager”). Core Earnings is defined in the management agreement and includes an adjustment for unrealized gains (loss). The Company also notes that these unrealized gains (losses) are realized when the Company exits an investment and are then included in Core Earnings. If unrealized gains (losses) were included in Core Earnings, the Company would be required to create a new metric used solely for the calculation of the management fee that would exclude unrealized gains (losses) as we believe it is inappropriate for the Manager to be compensated on unrealized gains (losses). In doing so, the Company would feel compelled to provide the detail behind the calculation of this new metric, which would have the effect of providing the same Core Earnings metric the Staff is questioning, in addition to the revised Core Earnings as suggested by the Staff. We feel this would potentially create unnecessary confusion among investors and make the Company’s financial disclosures overly complicated. Accordingly, excluding these items to arrive at Core Earnings, enhances our investors’ ability to compare the Company’s period-over-period operating performance, as well as to assess the Company’s performance versus our industry peers that present similar non-GAAP measures.

In response to the Staff’s comment, the Company did not include an adjustment to Core Earnings for loan loss provision beginning with the Company’s second quarter 2021 earnings release, and the Company agrees that although future loan loss provisions are difficult to estimate, these are a core part of the Company’s core business and should properly be including in Core Earnings. Furthermore, when the Company adopts ASC 326, Financial Instruments—Credit Losses, it will be required to estimate future losses as investments are originated or purchased and so excluding this metric from Core Earnings would be less relevant. Therefore, in the Company’s earnings presentation and quarterly report on Form 10-Q for the quarterly period ended June 30, 2021 and in all subsequent reporting periods the Company will not include an adjustment for loan loss provision in the calculation of Core Earnings.

As disclosed on page 28 of the 10-Q, management uses Core Earnings as a supplement to GAAP net income (loss) to evaluate the Company’s performance, as well as a component of the management fee paid to the Manager. While as an mREIT, evaluation of the Company’s performance by investors and analysts generally includes the ability to pay dividends, management typically uses CAD and not Core Earnings as the main indicator of the Company’s dividend paying ability. The Company respectfully advises the Staff that the current disclosure accurately discloses how management uses Core Earnings and that the usefulness of this metric is broader than disclosing the Company’s ability to pay the current dividend.

United States Securities and Exchange Commission
August 6, 2021

* * * * * * *

If you have any questions, please feel free to contact me at 214.453.6494. Thank you for your cooperation and prompt attention to this matter.

Sincerely, /s/ Charles T. Haag Charles T. Haag

cc:	Brian Mitts, Chief Financial Officer, Executive VP-Finance, Secretary and Treasurer, NexPoint Real Estate Finance, Inc.

Justin S. Reinus, Partner, Winston & Strawn LLP